Exhibit 99.1

PRESS RELEASE

AerCap Signs Debt Facilities for Total of $108 Million

Amsterdam, The Netherlands; July 29, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed debt facility agreements totaling $108 million. One of the facilities is for the financing of an Airbus A330-300 delivering in September 2010 and is provided by KfW IPEX Bank, and the other facility covers the refinancing of an Airbus A320-200 and is provided by BNP Paribas.  Both facilities have a term of 10 years.

Including the new facilities, AerCap has now closed $835 million of new debt in 2010 which brings the total amount of debt accessed by the company in slightly over two years to $5.8 billion.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com